UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934

                       SCIENTIFIC SOTFWARE-INTERCOMP, INC.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   808796 10 6
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                                 (CUSIP Number)

                                Lester L. Coleman
                  Executive Vice President and General Counsel
                               Halliburton Company
                               3600 Lincoln Plaza
                                500 N. Akard St.
                            Dallas, Texas 75201-3391
                                 (214) 978-2600

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 30, 1998
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box: [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP NO. 808796 10 6

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1        NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Halliburton Company                75-2677995
         Halliburton Energy Services, Inc.  73-0271280

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)
         (b)

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3        SEC USE ONLY

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4         SOURCE OF FUNDS
          WC

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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) OR 2(e) [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware for both Reporting Persons identified in 1.

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NUMBER OF                           7       SOLE VOTING POWER            0
SHARES
BENEFICIALLY                        8       SHARED VOTING POWER          0
OWNED BY
EACH                                9       SOLE DISPOSITIVE POWER       0
REPORTING
PERSON                             10       SHARED DISPOSITIVE POWER     0
WITH

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0

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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES [ ]

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    0%

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14        TYPE OF REPORTING PERSON
                 CO

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

     Halliburton Company ("Halliburton") and Halliburton Energy Services, Inc. ("HESI") hereby amend HESI's Amendment No. 3 to Schedule 13D relating to the Common Stock, no par value of Scientific Software-Intercomp, Inc. ("SSI") dated May 6, 1992. This is the final filing by Halliburton and HESI with respect to these securities.


Item 1.  Security and Issuer:

         The second sentence of the Amended Schedule 13D is revised as follows:

         "The principal executive offices of SSI are located at 633 17th Street, Suite 1600, Denver, CO 80202."

Item 2.  Identity and Background:

         The following is hereby inserted after the last paragraph of this item as set forth in the Amended Schedule 13D:

         "Effective December 12, 1996, pursuant to a holding company reorganization, Halliburton (originally incorporated under the name Halliburton Hold Co. on November 7, 1996) became the parent of HESI. HESI, which prior to December 12, 1996 was known as Halliburton Company (the owner of the Preferred Stock), changed its name to Halliburton Energy Services, Inc. on December 12, 1996. HESI is an indirect, wholly owned subsidiary of Halliburton."


Item 5.  Interest in Securities of Issuer:

         The following is hereby inserted after the last paragraph of this item as set forth in the Amended Schedule 13D:

         "Pursuant to an agreement entered into between HESI and SSI, SSI purchased the Preferred Stock owned by HESI on July 30, 1998."

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 1998                HALLIBURTON COMPANY



                                   By: /s/ Lester L. Coleman
                                      ------------------------------
                                      Lester L. Coleman,
                                      Executive Vice President and
                                      General Counsel


Date: July 31, 1998                HALLIBURTON ENERGY SERVICES, INC.



                                   By: /s/ Lester L. Coleman
                                      ------------------------------
                                      Lester L. Coleman,
                                      Vice President